UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

UBL Interactive, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

90265Q103

(CUSIP Number)

Jianzhong Cui

China World Trade Center, Tower 1, Room 1825

Jianguomenwai Avenue, Beijing, China 100004

+86 10-65014177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90265Q103

1.	Name of Reporting Person: Hero Grand Everbright International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,004,175,000[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,004,175,000[1]
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,004,175,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.6%[2]
14.	Type of Reporting Person (See Instructions) CO
_________

[1]

Consists of (i) 4,175,000 shares of Common Stock and (ii) 10,000,000 shares of Class A Preferred Shares, each convertible to 1,000 shares of Common Stock at any time. Assumes the conversion of the Class A Preferred Shares into shares of Common Stock.

[2]

Based on 10,041,998,104 shares of Common Stock outstanding as of May 2, 2018, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of all the Class A Preferred Shares into shares of Common Stock.

2

CUSIP No. 90265Q103

1.	Name of Reporting Person: Jianzhong Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,004,175,000[3]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,004,175,000[3]
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,004,175,000[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.6%[4]
14.	Type of Reporting Person (See Instructions) IN
___________

[3]

Consists of (i) 4,175,000 shares of Common Stock and (ii) 10,000,000 shares of Class A Preferred Shares, each convertible to 1,000 shares of Common Stock at any time, subject to certain adjustments. Assumes the conversion of all the Class A Preferred Shares into shares of Common Stock. Jianzhong Cui is the sole director and officer of Hero Grand Everbright International Limited and has the voting and dispositive power over shares held by this stockholder. Consequently, Jianzhong Cui may be deemed the beneficial owner of the shares held by Hero Grand Everbright International Limited and has sole voting and dispositive control over such shares.

[4]

Based on 10,041,998,104 shares of Common Stock outstanding as of May 2, 2018, as disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC. Assumes the conversion of all the Class A Preferred Shares into shares of Common Stock.

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Schedule 13D

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.01 par value (the “Common Stock”) of UBL Interactive, Inc., a Delaware corporation (the “Issuer”), whose principal business office is located at China World Trade Center, Tower 1, Room 1825, Jianguomenwai Avenue, Beijing, China 100004.

Item 2. Identity and Background.

This Schedule 13D is filed by the following persons:

(a) Hero Grand Everbright International Limited (“Hero Grand”);

(b) Jianzhong Cui (“Mr. Cui”), who is the sole director and officer of Hero Grand and has the voting and dispositive power over shares held by Hero Grand.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of Hero Grand and Mr. Cui is China World Trade Center, Tower 1, Room 1825, Jianguomenwai Avenue, Beijing, China 100004.

The principal business of Hero Grand is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Mr. Cui is to act as the sole director and officer of Hero Grand and to manage Hero Grand.

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hero Grand is a company organized under the laws of the Cayman Islands. Mr. Cui is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a stock purchase agreement (the “Agreement”), by and between William R. Alessi, Jr. (the “Seller”) and Hero Grand, on April 30, 2018, the Seller sold (i) 4,175,000 shares of Common Stock, and (ii)10,000,000 Class A Preferred Shares, par value $0.01 per share, each convertible to 1,000 shares of Common Stock of the Issuer (the “Preferred Shares”) , subject to certain adjustments, to Hero Grand in consideration for $375,000 in cash from corporate funds of Hero Grand (the “Transaction”). Following consummation of the Transaction, Hero Grand holds 99.6% of the voting securities of the Issuer, based on 10,041,998,104 shares outstanding as of the date hereof upon conversion of all Preferred Shares. The Transaction has resulted in a change in control of the Issuer from the Seller to Hero Grand.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock and Preferred Shares based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity.

In connection with the Transaction, the Seller, the sole officer and director of the Issuer, resigned from all of his officer positions with the Issuer, including Chief Executive Officer, President, and Chief Financial Officer, effective immediately upon the consummation of the Transaction but will remain a director of the Issuer, until ten (10) days following the date on which the Issuer files a Schedule 14F-1 with the SEC and the mailing of same to the holders of record of the Issuer, in connection with the Transaction.

4

Pursuant to the Agreement, Ling Gui (“Ms. Gui”) was appointed as director, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Issuer, effective immediately upon the consummation of the Transaction. Ms. Gui is not currently compensated for serving in any of her positions as an officer or director of the Issuer. There is no family relationship among any of the directors or executive officers. There have been no transactions regarding Ms. Gui that are required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Other than disclosed above, the Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of options and warrants, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The aggregate number of shares to which this Schedule 13D relates is 10,004,175,000 shares of Common Stock, consisting of (i) 4,175,000 shares of Common Stock and (ii) 10,000,000 shares of Class A Preferred Shares, each convertible to 1,000 shares of Common Stock at any time, subject to certain adjustments, and representing 99.6% of the voting securities of the Issuer, based on 10,041,998,104 shares outstanding upon conversion of all Preferred Shares. Hero Grand is the record owner of 4,175,000 shares of Common Stock and all Class A Preferred Shares. Mr. Cui is the sole director and officer of Hero Grand and has the voting and dispositive power over shares held by Hero Grand. Consequently, Mr. Cui may be deemed the beneficial owner of shares held by Hero Grand and has sole voting and dispositive control over such shares.

(c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2	Stock Purchase Agreement, dated April 30, 2018, by and between Seller and Hero Grand

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 18, 2018	Hero Grand Everbright International Limited
/s/ Hero Grand Everbright International Limited

Jianzhong Cui
/s/ Jianzhong Cui

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